Exhibit 4.3

April 12, 2013

Lee Kraus

Blue Wolf Mongolia Holdings Corp.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

Dear Mr. Kraus:

Reference is made to that certain underwriting agreement between Blue Wolf Mongolia Holdings Corp. (the “Company”) and Deutsche Bank Securities Inc., as the representative of the Underwriters (“Deutsche Bank”) dated July 14, 2011 (the “Underwriting Agreement”). Defined terms used but not defined herein shall have the meaning ascribed to them in the Underwriting Agreement.

Pursuant to Section 2(a) of the Underwriting Agreement, the Company has previously deposited $0.30 per Unit sold in the Company’s initial public offering (for a total of $2,415,000) in the Trust Account as a deferred underwriting discount, which amount is payable to the Underwriters upon the consummation by the Company of an initial business combination (the “Business Combination”) with one or more assets or operating businesses, through a merger, capital stock exchange, purchase, asset acquisition, exchangeable share transaction, stock or asset purchase or other similar business combination (the “Original Fee”).

This letter agreement (the “Agreement”) confirms the agreement between the parties that the Underwriters will receive upon the closing of the Business Combination, in lieu of the Original Fee, an amount equal to the sum of: (i) $1,000,000 and (ii) (a) $1,400,000, multiplied by (b) the quotient of: (x) the amount of cash remaining in the Trust Account at the closing of the Business Combination after payment of the aggregate Redemption Price to holders of Ordinary Shares that have tendered such shares to the Company, divided by (y) $80,237,500 (the “Revised Fee”).

Each of the Underwriters hereby irrevocably agrees, acknowledges, waives and releases, as the case may be, on behalf of itself and on behalf of each of their respective representatives, agents, attorneys, employees, predecessors, successors, permitted assigns and all persons acting by, through or in concert with them in connection with the Company’s initial public offering, any right to receive from the Company the difference between the Original Fee and the Revised Fee.

Except as set forth herein, the terms and conditions of the existing Underwriting Agreement shall remain in full force and effect.

Lee Kraus
April 12, 2013

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. All waivers under this Agreement shall be in writing and signed by the party to be charged therewith.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Frank Windels
Name: Frank Windels
Title: Managing Director

ODEON CAPITAL

By:	/s/ Andrew Feldschreiber
Name: Andrew Feldschreiber
Title: Managing Director

AGREED TO:

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Krause
Name: Lee Kraus
Title: Chief Executive Officer and Chairman